

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2015

Via E-mail
Mr. Ortal Zanzuri
Chief Financial Officer
Infinity Augmented Reality, Inc.
228 Park Ave. S #61130
New York, NY 10003-1502

> **Re: Infinity Augmented Reality, Inc.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed April 9, 2015**
> **File No. 005-85628**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed April 9, 2015**
> **File No. 005-53466**

Dear Mr. Zanzuri:

We have reviewed your filings and have the following comments.

General

1.   As requested in prior comment 5, please disclose the information required by Item 1003(a)-(c) of Regulation M-A with respect to Credit Strategies, LLC & Affiliates, Moshe Oratz, and Singulariteam Fund LP. See Instruction C to Schedule 13E-3.

2.   We have reviewed the response to prior comment 5 as it pertains to persons engaged in the Rule 13e-3 transaction. The analysis addresses only the motivations of the parties for entering into the terms of the restructuring, and does not address the entry into the Rule 13e-3 transaction, that is, the stock split, which disclosure indicates was a condition to the restructuring. The persons named in prior comment 1, as well as ALS Capital Ventures LLC and CS Master Holdings, appear by these activities, and by the signing of consents sufficient to authorize the Rule 13e-3 transaction without any action by unaffiliated security holders, to be engaged in the Rule 13e-3 transaction. Please add these persons to your filing and provide all required disclosures under all items of the schedule, or provide an alternative analysis as to why you believe this is not required.

3.   Please advise as to why none of the affiliates named in the prior comments amended their Schedules 13D or 13G until mid-February, despite the fact that these persons would

appear to have had an obligation to do so as early as November 2014, when planning for the Rule 13e-3 transaction began.

4.   We reissue comment 11. The background section of your document indicates that the company was directly involved in the procurement of written consents with respect to the transaction, and yet no Schedule 14A is on file with respect to this solicitation. Please advise us as to the exemption from the proxy rules relied on by the company with respect to this solicitation of consents. We note that there is no exemption from the proxy rules for solicitations of shareholders who have a long and ongoing involvement in the decision making process of the company.

Authorized Capital Increase, page 6

5.   We reissue prior comment 10. Please clarify the meaning of the first sentence of this section, which continues to read: "The purpose and effect of increasing the Company's authorized shares is to below in this Information Statement…"

Summary Financial Information, page 45

6.   Please update all financial statements and provide a ratio of earnings to fixed charges. See Item 1010(c) of Regulation M-A.

7.   Please advise us as to why the pro forma financial statements do not address the issuance of the Series B preferred stock.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
Benjamin Waltuch, Esq.
Pearl Cohen Zedek Latzer Baratz